UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 14D-9 Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934

BANCO SANTANDER México S.A.,

INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MéXICO
(Name of Subject Company)

BANCO SANTANDER México S.A.,

INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MéXICO
(Name of Person Filing Statement)

Series B Shares, par value Ps.3.780782962*
American Depositary Shares (each of which represents five Series B Shares)
(Title of Class of Securities)

MX41BS060005 (Series B Shares)
(ISIN of Class of Securities)

0596B103 (American Depositary Shares Representing Series B Shares)
(CUSIP Number of Class of Securities)

Felipe García Ascencio
Chief Executive Officer

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, México City, México
Telephone: (52) 55-5257-8000

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Carlos Aiza H. Creel, García-Cuéllar, Aiza y Enríquez, S.C. Torre Virreyes Av. Pedregal No.24 Piso 24 Col. Molino del Rey, 11040, Mexico City Telephone: +52 (55) 4748 0633	Jorge Juantorena Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York, 10006 Telephone: +1 212 225 2758

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	Not for trading, but only in connection with the listing of the American Depositary Shares (“ADSs”) on The New York Stock Exchange LLC (NYSE). Each ADS represents five Series B Shares.

INTRODUCTION

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Santander Mexico”), a corporation (sociedad anónima) organized under the laws of the United Mexican States (“Mexico”), is filing this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) in connection with the all cash tender offer made by Banco Santander, S.A., a corporation (sociedad anónima) organized under the laws of the Kingdom of Spain (“Santander Spain”), in the United States of America (the “U.S. Offer”) to acquire all of the issued and outstanding (i) Series B shares (the “Series B Shares”) of Santander Mexico held by residents of, or persons located in, the United States of America and (ii) American Depositary Shares (each of which represents five Series B Shares) of Santander Mexico (the “ADSs”) regardless of where holders are located, in each case other than any Series B Shares or ADSs owned directly or indirectly by Santander Spain, for Ps.24.52 in cash per Series B Share (the “Share Offer Price”), or the U.S. dollar equivalent of Ps.122.6 in cash per ADSs (based on the U.S.$/Ps. exchange rate on the Expiration Date (as defined in the U.S. Offer to Purchase) as published in the Mexican Federal Official Gazette (Diario Oficial de la Federación) by the Mexican Central Bank (Banco de México) (the “ADS Offer Price”, and together with the Share Offer Price, the “Offer Price”), without interest, upon the terms, and subject to the conditions, set forth in the offer to purchase dated February 7,2023, a copy of which is attached hereto as Exhibit (a)(1)(i) (the “U.S. Offer to Purchase”) and the related materials, including the Acceptance for Series B Shares and the ADS Letter of Transmittal (in each case, as defined in the U.S. Offer to Purchase), copies of which are attached hereto as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively. The information set forth under the heading “Summary Term Sheet” in the U.S Offer to Purchase, which is attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

The U.S.$/Ps. exchange rate as published in the Mexican Federal Official Gazette (Diario Oficial de la Federación) by the Mexican Central Bank (Banco de México) for February 15, 2023 was U.S.$1 = Ps. 18.5383.

The U.S. Offer is being made in conjunction with a concurrent all cash offer on equivalent terms by Santander Spain in Mexico to all holders of outstanding Series B Shares (but not Santander Mexico’s ADSs) (the “Mexican Offer” and, together with the U.S. Offer, the “Offers”). The documentation related to the Mexican Offer was filed with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (“CNBV”) (the “Mexican Offer Documents”, and together with the U.S. Offer to Purchase, the “Offer Documents”).

Following the Offers, Santander Spain intends to (i) deregister the Series B Shares from the Mexican National Securities Registry (Registro Nacional de Valores), maintained by the CNBV (the “CNBV Deregistration”), and delist the Series B Shares from the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) (“BMV”) (the “BMV Delisting”), and (ii) remove the ADSs from listing on the New York Stock Exchange (“NYSE”) (the “NYSE Delisting”, and together with the BMV Delisting, the “Delisting”) and, if at any time after completion of the U.S. Offer the Series B Shares are held of record by fewer than 300 persons, remove the Shares from registration under Sections 12(g) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (the “SEC Deregistration”, and together with the CNBV Deregistration, the “Deregistration”).

On November 30, 2022 at an Extraordinary General Shareholders’ Meeting of Santander Mexico, the shareholders approved with the affirmative vote of 98.31% of the shares of Santander Mexico represented at such meeting, the Deregistration and Delisting. Under the Mexican Securities Market Law (Ley del Mercado de Valores) (the “Mexican Securities Market Law”), subject to certain requirements, a public tender offer for all shares of a company registered with the Mexican National Securities Registry of the CNBV (excluding shares held by controlling shareholders) is required to be completed prior to cancelling the registration of such company’s shares with the Mexican National Securities Registry of the CNBV. The main purpose of the Offers is to satisfy the public tender offer requirement under the Mexican Securities Market Law.

The U.S. Offer to Purchase and the related documents contain important information that you should read before making any decision in connection with the U.S. Offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Statement relates is Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, a corporation (sociedad anónima) organized under the laws of the United Mexican States referred to herein as “Santander Mexico”. Santander Mexico’s principal executive offices are located at Avenida Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Alcaldía Álvaro Obregón, 01219, Mexico City, Mexico. The telephone number of Santander Mexico’s principal executive offices is +52 55-5257-8000.

Securities.

The classes of securities to which this Statement relates are the Series B Shares and the ADSs of Santander Mexico (together the “Santander Mexico Securities”). The Series B Shares are traded on the BMV and are listed under the ticker symbol “BSMX”. The ADSs representing Series B Shares are traded in the United States on the NYSE and are listed under the ticker symbol “BSMX.”

As of February 2, 2023, Santander Mexico’s issued and paid-in capital stock consisted of 6,786,994,357 shares, represented by (i) 3,322,685,212 Series B Shares, of which 5,671,453 Series B Shares were held in treasury, and (ii) 3,464,309,145 Series F shares, all of which are book-entry shares, fully paid and of a par value of Ps.3.780782962 each. In addition, as of February 2, 2023, Santander Mexico’s unissued and unsubscribed stock consisted of 883,785,133 Series B Shares and 921,514,867 Series F shares, which are authorized, unsubscribed and held in treasury. As of the date of the U.S. Offer to Purchase, Santander Spain beneficially owned, directly or indirectly, approximately 96.2% of Santander Mexico’s issued and paid-in capital, consisting of 3,464,309,145 Series F shares (or 100% of the total issued Series F shares of Santander Mexico) and 3,061,749,167 Series B Shares (or 92.2% of the total issued Series B shares).

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The name, business address and telephone number of Santander Mexico, which is the subject company and person filling this Statement, are set forth in Item 1 above.

Tender Offer and Transaction.

This Statement relates to the U.S Offer, which is described in the Introduction above. The information set forth in the U.S. Offer to Purchase is incorporated by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Santander Spain and Santander Mexico have not entered into a tender offer agreement or any other similar agreements related to the Offer.

Santander Spain is Santander Mexico’s controlling shareholder. As of the date of the U.S. Offer to Purchase, Santander Spain beneficially owned, directly or indirectly, approximately 96.2% of Santander Mexico’s issued and paid-in capital, consisting of 3,464,309,145 Series F shares (or 100% of the total issued Series F shares of Santander Mexico) and 3,061,749,167 Series B Shares (or 92.2% of the total issued Series B shares).

Santander Spain and its consolidated subsidiaries (excluding Santander Mexico) (the “Santander Group”) currently engages in, and expects from time to time in the future to engage in, financial and commercial transactions with Santander Mexico and its subsidiaries and affiliates, such as Santander Consumo, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Santander Inclusión Financiera, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Centro de Capacitación Santander, A.C., Fideicomiso 100740 Banco Santander, S.A., Fideicomiso GFSSLPT, Banco Santander, S.A., Santander Servicios Corporativos, S.A. de C.V., Santander Servicios Especializados, S.A. de C.V., Santander Tecnología México, S.A. de C.V. (formerly ISBAN México, S.A. de C.V.) and Fideicomiso Irrevocable F/00361.

As of December 31, 2022, borrowings and deposits from the Santander Group represented approximately 3.36% of Santander Mexico’s total funding. In addition, from time to time, Santander Mexico enters into certain transactions with the Santander Group and other related parties. These transactions are conducted at arm’s-length, based on terms that would have been applied for transactions with third parties. The transactions and remuneration of services between the Santander Group and Santander Mexico are made in the ordinary course of business on an arm’s-length basis under similar conditions, including interest rates, terms and guarantees, and involve no greater risk than transactions with unrelated parties carried out in the ordinary course of business.

As of the date hereof, to the knowledge of Santander Mexico, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Santander Mexico or any of its affiliates, and (i) any of its executive officers, director or affiliates; or (ii) Santander Spain or any of its executive officers, directors or affiliates.

The information set forth in Santander Mexico’s annual report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission on March 3, 2022 (the “Form 20-F”) in the sections titled “Item 6.A. Directors and Senior Management,” “Item 6.B. Compensation,” “Item 6.C. Board Practices” and “Item 7.B. Related Party Transactions” are incorporated herein by reference.

Arrangements with Santander Mexico’s Directors and Executive Officers.

In considering the position of the board of directors of Santander Mexico (the “Board”) set forth in “Position of the Board of Directors of Santander Mexico” in Item 4 below, you should be aware that the directors and executive officers of Santander Mexico may be considered to have interests in the Offers that are different from, or in addition to, those of shareholders generally. Disinterested members of the Board are those that do not have a conflict of interest. The Board was aware of and has considered these interests, among other matters, in evaluating the Offers.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Position of the Board of Directors of Santander Mexico.

At a meeting held on February 16, 2023, attended by the disinterested members of the Board who participated, upon receipt of the resolution issued by the Corporate Practices, Nominating and Compensation Committee of Santander Mexico (the “Committee”) where the Committee took into account the nature of the Offers under the Mexican Securities Market Law and the intention of Santander Spain to cause Santander Mexico’s Delisting and Deregistration following completion of the Offers, resolved that the Offers comply with the requirements established under Mexican law, including the requirements of section I, subsection b) and section II of Article 108 of the Mexican Securities Market Law. The Committee further recommended that the Board express no opinion and remain neutral with respect to the Offers. Considering that no opinion is being made as to the fairness of the Offer Price, the Committee determined that it was not necessary to engage a financial advisor to provide a fairness opinion. Such resolution was approved by the Board. A free translation into English of the resolution of the Committee is included as Exhibit (a)(5)(iv) to this Statement.

Under Mexican law, the Board is not required to make any recommendations to shareholders with respect to the Offers and as a result, the Board expressed no position and remained neutral and did not make any such recommendations. The Board concluded that the decision to tender Santander Mexico Securities is ultimately at the discretion of each shareholder. A free translation to English of the resolution of the Board is included as Exhibit (a)(5)(v) to this Statement.

Background for the Position of the Board of Directors of Santander Mexico.

Santander Mexico is a Mexican company and Mexican law governs the duties and obligations of the Board.

Pursuant to Mexican Securities Market Law, within ten (10) Mexican business days after the commencement of the Mexican Offer, the Board is required to prepare and disclose, with the prior opinion of Committee, (i) an opinion on the price of the Mexican Offer, and (ii) any conflicts of interests which each of the board members may have in connection with the Mexican Offer. Furthermore each member of the Board and the chief executive officer of Santander Mexico shall disclose, together with the opinion described in (i) above, the decision each will take with respect to their Series B Shares in connection with the Mexican Offer. In addition, under U.S. law, within ten (10) U.S. business days after the commencement of the U.S. Offer, Santander Mexico is required to file with the U.S. Securities and Exchange Commission a statement indicating whether it recommends in favor of the U.S. Offer, recommends against the U.S. Offer, expresses no position and remains neutral in connection with the U.S. Offer or expresses that it is unable to take a position regarding the U.S. Offer. In each case, the Board is required to explain the reasons for its position.

On October 17, 2022, Santander Mexico held a Directors’ Informative Meeting in which directors were informed of Santander Spain’s Executive Committee’s resolution to conduct the Offers, the Delisting and the Deregistration and discussed the engagement of Creel, García-Cuéllar, Aiza y Enríquez, S.C. (“Creel”), Santander Mexico’s Mexican external counsel, and Cleary Gottlieb Steen & Hamilton LLP (“Cleary”), the Santander Mexico’s U.S. external counsel, subject to approval by the Board.

On October 17, 2022 Santander Mexico engaged CMi2i Ltd., at Santander Spain’s request, to conduct a look-through analysis to determine the percentage of the Santander Mexico Securities that were beneficially owned by U.S. residents as of October 28, 2022, following the method prescribed by Instruction 2 to paragraphs (c) and (d) of Rule 14d-1 of the Exchange Act, which was a date no later than 30 days following the public announcement of the Offers on October 21, 2022.

On October 21, 2022, Santander Spain announced its intention to make the Offers and, upon completion of the Offers, proceed with the Deregistration and Delisting. Consummation of the Deregistration and Delisting was made subject to the approval by shareholders holding at least 95% of Santander Mexico’s capital stock at an Extraordinary General Shareholders’ Meeting of Santander Mexico.

Beginning on October 26, 2022, representatives of Santander Mexico and Santander Spain and their respective advisors held periodic calls in connection with the Offers and participated in a number of discussions regarding certain legal aspects of the Offers and related transactions and disclosures, including those set forth in the U.S. Offer to Purchase. On October 26, 2022, Santander Spain also engaged the Information Agent (as defined in the U.S. Offer to Purchase).

On October 27, 2022, the Board engaged Creel and Cleary.

On November 1, 2022, Santander Mexico called an Extraordinary General Shareholders’ Meeting to take place on November 30, 2022 in order to approve the Deregistration and Delisting.

On November 29, 2022, Santander Spain’s board of directors appointed Mr. Felipe García Ascencio as country head for Mexico, effective January 1, 2023, replacing Héctor Grisi, who succeeded José Antonio Álvarez as chief executive officer of Santander Spain, effective January 1, 2023.

On November 30, 2022, at the Extraordinary General Shareholders’ Meeting of Santander Mexico, the shareholders approved the Deregistration and Delisting with the affirmative vote of 98.31% of the shares of Santander Mexico represented at such meeting.

Between December 13, 2022 and February 7, 2023, the Tender Agent, the Depositary, the Information Agent (each as defined in the U.S. Offer to Purchase), representatives of Santander Spain and Santander Mexico and their respective advisors participated in a number of discussions regarding the U.S. Offer, including among other matters, an analysis of the steps and an estimated timeline to implement the U.S. Offer.

On December 20, 2022, the Nomination Committee of Santander Spain’s board of directors approved the appointment of Ms. Silvina Criado as chief financial officer of Santander Mexico, replacing Mr. Didier Mena Campos, who was promoted to VP Finance on July 21, 2022.

On January 12, 2023, Santander Mexico contacted Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México regarding its engagement as intermediary and settlement agent in connection with tenders by U.S. holders of Series B Shares (through participants in Indeval) under the U.S. Offer.

On January 19, 2023, the Committee held a meeting to, among other matters, update the Committee members on the status of the Offers. Creel and Cleary participated in the meeting and explained the legal considerations of the Offers under Mexican and U.S. law, respectively.

On February 7, 2023, Santander Spain commenced the Offers.

On February 16, 2023, the Committee and the Board held corresponding meetings to analyze the Offers and the resolutions of the Committee and of the Board were passed accordingly, which are described as part of this Statement.

Reasons for the Determination of the Board of Directors.

In (i) reaching the conclusion that the Offer Price complies with the requirements of section I, subsection b) and section II of Article 108 of the Mexican Securities Market Law, (ii) determining to express no opinion and remain neutral with respect to the Offers, and (iii) concluding that the decision to tender Santander Mexico Securities is ultimately at the discretion of each shareholder or ADS holder, the Board considered and relied on a number of factors, including without limitation, the factors described below.

The Committee is not required to and elected not to solicit a fairness opinion from a financial advisor due to (i) the nature of the Offers, (ii) the fact that the Share Offer Price and the ADS Offer Price were made at the statutory specified price in compliance with the minimum offer price requirement under the Mexican Securities Market Law and (iii) the announced intention of Santander Spain to cause the Deregistration and Delisting.

After having analyzed the Offers and the documents related thereto, the members of the Committee met on various occasions with Creel and Cleary to analyze the Offers and the documents related thereto, including:

•	the financial projections and other information prepared by the management of Santander Mexico;

•	the limited trading volume of the Series B Shares and ADSs;

•	Santander Mexico shareholders’ resolutions adopted on November 30, 2022;

•	advice provided by Cleary and Creel;

•	the Board and the Committee’s belief that it was adequately informed about the extent of any interests of directors and members of management in connection with the Offers;

•	the book value included in the last quarterly financial statements of Santander Mexico;

•	the volume-weighted average trading price of the Series B Shares over the 30 days prior to the launch of the Offers; and

•	other information considered relevant by the Committee.

The Committee also considered the following risks and potentially negative factors relating to the Offers:

•	the potential Deregistration and Delisting;

•	recent fluctuations in the price of the Santander Mexico Securities;

•	the impact of the Offers on the liquidity of the Santander Mexico Securities; and

•	the stability of the macroeconomic environment in Mexico.

Intent to Tender.

To the extent known to Santander Mexico after making reasonable inquiry, none of Santander Mexico’s executive officers, directors, affiliates or subsidiaries currently owns any Santander Mexico Securities and, therefore, none of them intends to tender any Santander Mexico Securities pursuant to the Offers.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

For information regarding the retention of Cleary and Creel by Santander Mexico, see Item 4 of this Statement.

Except as set forth in this Statement, neither Santander Mexico nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the holders of Santander Mexico Securities on its behalf with respect to the Offers. Santander Mexico has not authorized anyone to give information or make any representation about the Offers that is different from, or in addition to, the information or representations contained in this Statement or in any of the materials that are incorporated by reference in this Statement. Therefore, holders of Santander Mexico Securities should not rely on any other information or representations.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

To the knowledge of Santander Mexico, no other transactions in the Santander Mexico Securities have been effected by Santander Mexico or any of its affiliates, directors or executive officers during the past 60 days prior to the date of this Statement.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as described or referred to in this Statement, in the exhibits to this Statement, or in the Offers, no negotiation is being undertaken or engaged in by Santander Mexico in response to Offers that relates to or would result in (i) a tender offer or other acquisition of the Santander Mexico Securities by Santander Mexico, by any of its subsidiaries or by any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Santander Mexico or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of Santander Mexico or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Santander Mexico. Except as described or referred to in this Statement or the exhibits to this Statement or the Offer Documents, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offers that relate to or would result in one or more of the matters referred to in the preceding sentence.

ITEM 8. ADDITIONAL INFORMATION.

The information contained in the exhibits referred to in Item 9 of this Statement is incorporated by reference herein.

ITEM 9. EXHIBITS.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated February 7, 2023 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Banco Santander on February 7, 2023).
(a)(1)(ii)	Form of Acceptance for Series B Shares (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Banco Santander on February 7, 2023).
(a)(1)(iii)	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Banco Santander on February 7, 2023).
(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Banco Santander on February 7, 2023).
(a)(1)(v)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs) (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Banco Santander on February 7, 2023).
(a)(1)(vi)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs) (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Banco Santander on February 7, 2023).
(a)(1)(vii)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares) (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Banco Santander on February 7, 2023).
(a)(1)(viii)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares) (incorporated by reference to Exhibit (a)(1)(viii) to the Schedule TO filed by Banco Santander on February 7, 2023).
(a)(1)(ix)	Form of Withdrawal Letter for ADSs (incorporated by reference to Exhibit (a)(1)(ix) to the Schedule TO filed by Banco Santander on February 7, 2023).
(a)(1)(x)	Form of Withdrawal Letter for Series B Shares (incorporated by reference to Exhibit (a)(1)(x) to the Schedule TO filed by Banco Santander on February 7, 2023).
(a)(1)(xi)	Summary Advertisement as published in the Wall Street Journal on February 7, 2023 (incorporated by reference to Exhibit (a)(1)(xi) to the Schedule TO filed by Banco Santander on February 7, 2023).
(a)(5)(i)	Press Release Issued by Santander Mexico, dated October 21, 2022 (incorporated by reference to the Schedule 14D-9C filed by Santander Mexico on October 21, 2022).
(a)(5)(ii)	Call Notice and Letter from the Secretary of the Board of Directors Issued by Santander Mexico, dated November 1, 2022 (incorporated by reference to the Schedule 14D-9C filed by Santander Mexico on November 1, 2022).
(a)(5)(iii)	Press Release Issued by Santander Mexico, dated November 30, 2022 (incorporated by reference to the Schedule 14D-9C filed by Santander Mexico on December 1, 2022).
(a)(5)(iv)*	English translation of the resolution of the Committee
(a)(5)(v)*	English translation of the resolution of the Board
(e)	Not applicable.
(g)	Not applicable.

* Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

Date: February 17, 2023	By:	/s/ Felipe García Ascencio
		Name:	Felipe García Ascencio
		Title:	Executive President and Chief Executive Officer

[Signature Page to Schedule 14D-9]